

March 1, 2013

<u>Via E-mail</u>
Kevin Murai
President and Chief Executive Officer
Synnex Corporation
44201 Nobel Drive
Fremont, California 94538

> **Re: Synnex Corporation**
> **Form 10-K for the Fiscal Year Ended November 30, 2012**
> **Filed January 28, 2013**
> **File No. 001-31892**

Dear Mr. Murai:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended November 30, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Goodwill and Intangible Assets, page 28

1.   We note that you adopted the guidance in ASU 2011-08 and as such, you performed a qualitative evaluation for your annual goodwill impairment analysis in fiscal 2012. Please clarify for us whether you concluded that there were no qualitative factors that would indicate it is more likely than not that the fair value for each reporting unit is less than its carrying value and tell us your consideration to include this disclosure in future filings.   Also, please consider expanding your disclosures in future filings to include a

more comprehensive discussion regarding the qualitative factors considered in assessing your goodwill for impairment.

Results of Operations, page 30

2.   We note that revenues for fiscal 2012 decreased by approximately 4% due to the effects of transitioning a certain customer contract from a traditional full service distribution relationship to a fee-for-service basis in the fourth quarter of fiscal 2011. Please explain further the difference between the full service distribution relationship and the fee-for-service arrangement and how these new arrangements impact your revenue recognition. Also, tell us whether you plan on shifting more customers to fee-for-service arrangements. If so, tell us what impact you anticipate this shift will have on your revenues and results of operations and what consideration you gave to including both a quantitative and qualitative discussion of the potential trends and uncertainties facing the company as a result of such shift. We refer you Item 303(a)(3)(ii) of Regulation S-K and Section III.B.3 of SEC Release No. 33-8350.

Liquidity and Capital Resources, page 34

3.   We note that your accounts receivable and accounts payable balances have increased significantly; however, you do not appear to explain the reason for such increases. Please explain for us the reasons for the increase in both your accounts receivable and accounts payable balances at November 30, 2012.   Also, please confirm that in future filings you will include a discussion of the underlying drivers that contributed to any material changes in your cash flows for each period presented as well as a discussion of any known trends, events or uncertainties, which are reasonably likely to impact future liquidity. We refer you to Section IV of SEC Release No. 33-8350 for guidance.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Cash Flows, page 53

4.   We note your disclosures in Note 10 regarding the net sales financed through flooring agreements. Tell us how you reflected the sale of inventory and the financing from such sales in your statement of cash flows and provide the specific guidance you relied upon for such presentation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407, if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or Evan Jacobson, Staff Attorney, at (202) 551-3428. If you require further assistance, do not hesitate to contact me at (202) 551-3499.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief